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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                 (RULE 14D-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                               HARTFORD LIFE, INC.
                       (Name of Subject Company (Issuer))

                   THE HARTFORD FINANCIAL SERVICES GROUP, INC.
                      (Names of Filing Persons (Offerors))

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                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

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                                     4165924
                      (CUSIP Number of Class of Securities)

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                             Michael S. Wilder, Esq.
                   The Hartford Financial Services Group, Inc.
                                 Hartford Plaza
                        Hartford, Connecticut 06115-1900
                            Telephone: (860) 547-5000
       (Name,address and telephone number of person authorized to receive notices and communications on behalf of filing
                                    persons)

                                    Copy to:

                          George W. Bilicic, Jr., Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                            New York, New York 10019
                            Telephone: (212) 474-1000


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]   third-party tender offer subject to Rule 14d-1.
         [ ]   issuer tender offer subject to Rule 13e-4.
         [X]   going-private transaction subject to Rule 13e-3.
         [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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                                                                          2

             THE HARTFORD FINANCIAL SERVICES GROUP, INC. [LOGO]


                THE HARTFORD ANNOUNCES AGREEMENT TO PURCHASE
                          SHARES OF HARTFORD LIFE
     Company Creates Worldwide Life, Property Casualty Operating Units

HARTFORD, Conn.--The Hartford Financial Services Group Inc. (NYSE: HIG) today announced that it has agreed to make a cash tender offer for all of the publicly held shares of Hartford Life Class A Common Stock for $50.50 per share. The transaction is expected to be completed approximately 30 days from the commencement of the tender offer.

          Any shares of Hartford Life Class A Common Stock not purchased in the tender offer would be acquired by The Hartford in a subsequent merger transaction at the same $50.50 per share cash price. When the transaction is completed, Hartford Life will be wholly owned by The Hartford.

          The transaction was approved by a special committee of independent directors of the Hartford Life board based on a number of factors, including the opinion of Salomon Smith Barney Inc., the financial advisor to the special committee, that the $50.50 per share consideration is fair from a financial point of view to Hartford Life's public stockholders.

          The tender offer will commence shortly and will be made only by an offer to purchase and other offering documents, copies of which will be filed with the Securities and Exchange Commission and mailed to Hartford Life stockholders.

          The transaction completes a restructuring of The Hartford into two major operating entities, worldwide life operations and worldwide property-casualty operations. Lon Smith will continue as CEO and Thomas Marra will continue as chief operating officer, respectively, of worldwide life operations. David Zwiener was recently named president and chief operating officer of worldwide property casualty operations.

          Goldman Sachs & Co. is acting as The Hartford's financial advisor for the transaction and will act as dealer manager for the tender offer. Cravath, Swaine & Moore is The Hartford's legal advisor for the transaction.

          The Hartford is one of the nation's largest insurance and financial services companies, with 1999 revenues of $13.5 billion. As of March 31, 2000, The Hartford had assets of $172.4 billion and shareholders' equity of $5.7 billion. The company is a leading provider of investment products, life insurance and employee benefits; automobile and homeowners products; commercial property and casualty insurance; and reinsurance.

          The Hartford's Internet address is www.thehartford.com.

          Investors and stockholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available, because they will contain important information. The tender offer statement will be filed by The Hartford with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Hartford Life with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by The Hartford and Hartford Life at the SEC's web site at http://www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to The Hartford Investor Relations at 860-547-2403. The solicitation/recommendation statement and such other documents may be obtained for free by directing such requests to Hartford Life Investor Relations at 860-843-7418.



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          Certain statements made in this release should be considered forward looking information as defined in the Private Securities Litigation Reform Act of 1995. The Hartford cautions investors that any such forward-looking statements are not guarantees of future performance, and actual results may differ materially. Investors are directed to consider the risks and uncertainties in our business that may affect future performance and that are discussed in readily available documents, including the company's annual report and other documents filed by The Hartford with the SEC. These uncertainties include the possibility of general economic and business conditions that are less favorable than anticipated, changes in interest rates or the stock markets, stronger than anticipated competitive activity, and more frequent or severe natural catastrophes than anticipated.